UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Consent Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

PROGENICS PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Its Charter)

VELAN CAPITAL, L.P.

ALTIVA MANAGEMENT INC.

BALAJI VENKATARAMAN

VIRINDER NOHRIA

LTE PARTNERS, LLC

LTE MANAGEMENT, LLC

MELKONIAN CAPITAL MANAGEMENT, LLC

RYAN MELKONIAN

TERENCE COOKE

DEEPAK SARPANGAL

GéRARD BER

ERIC ENDE

ANN MACDOUGALL

HEINZ MäUSLI

DAVID MIMS

(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Progenics pharmaceuticals, inc.
_________________________

SUPPLEMENT DATED OCTOBER 11, 2019 TO THE CONSENT STATEMENT
OF
velan capital, l.p.

DATED OCTOBER 7, 2019
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN CONSENT CARD TODAY

Dear Fellow Progenics Stockholders:

Velan Capital, L.P., Altiva Management Inc., Balaji Venkataraman, Virinder Nohria, LTE Partners, LLC, LTE Management, LLC, Melkonian Capital Management, LLC, Ryan Melkonian, Terence Cooke and Deepak Sarpangal (collectively, the “Participating Stockholders”, “we”, “our” or “us”), and the other participants named herein, significant stockholders of Progenics Pharmaceuticals, Inc., a Delaware corporation (“Progenics” or the “Company”), are sending you this consent statement supplement and accompanying GREEN consent card in connection with their solicitation of written consents (the “Consent Solicitation”) to reconstitute a majority of the Board of Directors of the Company (the “Board”).

The Participating Stockholders filed their definitive consent statement with the Securities and Exchange Commission (the “SEC”) on October 7, 2019 (the “Consent Statement”). Thereafter, the Company filed its definitive consent revocation statement with the SEC on October 8, 2019 (the “Consent Revocation Statement”). We are mailing you this supplement to disclose certain information about the Consent Solicitation included in the Company’s Consent Revocation Statement that had not been publicly available at the time we filed our Consent Statement. Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in our Consent Statement remains applicable and this supplement should be read in conjunction with our Consent Statement. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Consent Statement.

According to the Company’s Consent Revocation Statement, as of October 7, 2019, the Record Date for the Consent Solicitation, there were 86,621,633 shares of Common Stock outstanding. Because the Company had not yet disclosed the number of shares of Common Stock outstanding as of the Record Date on the date we filed our Consent Statement, we used the most recent outstanding share count publicly disclosed by the Company on the date we filed our Consent Statement, which was 86,621,633 shares of Common Stock outstanding as of September 30, 2019, as reported in the Merger Agreement filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2019. Since the number of outstanding shares of Common Stock as of the Record date is the same number of outstanding shares of Common Stock reported in our Consent Statement, all information disclosed in our Consent Statement relating to the outstanding share count, including all ownership percentages and the number of shares of Common Stock required to consent to the Proposals, remains applicable.

IF YOU HAVE SUBMITTED A GREEN CONSENT CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN CONSENT CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE CONSENT CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED CONSENT CARD WILL COUNT.

We are soliciting your consent to take the following actions (each, as more fully described in our Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal 1 – Repeal any provision of the By-Laws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of April 1, 2019 and were filed with the Securities and Exchange Commission on April 1, 2019;

Proposal 2 – Remove without cause three members of the Board: Mark R. Baker, David A. Scheinberg and Nicole S. Williams and, in addition, any person (other than those elected by this Consent Solicitation) nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after September 18, 2019 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective, including any director appointed or designated by the Board to fill any vacancy to be caused by the resignations of Peter Crowley and Michael Kishbauch, effective October 17, 2019;

Proposal 3 – Amend Article IV, Section 4.04 of the Bylaws, as set forth on Schedule III to our Consent Statement, to provide that when one or more directors shall resign from the Board, effective at a future date, either stockholders or a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies;

Proposal 4 – Amend Article IV, Section 4.01 of the Bylaws, as set forth on Schedule IV to our Consent Statement, to fix the size of the Board at seven members; and

Proposal 5 – Elect Velan’s five nominees: Gérard Ber, Eric J. Ende, Ann MacDougall, Heinz Mäusli and David W. Mims (each a “Nominee” and collectively, the “Nominees”), to serve as directors of the Company until the Company’s 2020 annual meeting of stockholders and until their successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining Nominee or Nominees).

For details regarding our reasons for making this Consent Solicitation and information regarding our Nominees, please see our Consent Statement. If you need another copy of our Consent Statement or this supplement, please contact Okapi Partners LLC, which is assisting the Participating Stockholders with its effort to solicit consents, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated October 11, 2019, and is first being furnished to stockholders of the Company on or about October 11, 2019. This supplement should be read in conjunction with our Consent Statement.

If you are a stockholder as of the Record Date, all GREEN consent cards that have been submitted in connection with our mailing to stockholders of a Consent Statement and Consent Card remain valid.

THEREFORE, IF YOU HAVE SUBMITTED A GREEN CONSENT CARD SINCE OCTOBER 7, 2019, AND YOU DO NOT WISH TO CHANGE YOUR CONSENT, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN CONSENT CARD.

THIS CONSENT SOLICITATION IS BEING MADE BY THE PARTICIPATING STOCKHOLDERS AND NOT BY OR ON BEHALF OF THE COMPANY. THE PARTICIPATING STOCKHOLDERS URGE YOU TO SIGN, DATE AND RETURN THE GREEN CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

THE LATEST DATED CONSENT IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE CONSENT CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT CONSENT AND CONSENT TO EACH OF THE PROPOSALS DESCRIBED IN OUR CONSENT STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN CONSENT CARD. ANY CONSENT MAY BE REVOKED AT ANY TIME PRIOR TO OUR DELIVERY OF WRITTEN CONSENTS TO THE COMPANY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED CONSENT.

We urge you to sign, date and return the GREEN consent card to give “CONSENT” for ALL PROPOSALS.

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

The Consent Statement and related Consent Solicitation materials are available at
www.SavePGNX.com

IMPORTANT

Tell your Board what you think! YOUR CONSENT IS VERY IMPORTANT, no matter how many or how few shares you own. Please “CONSENT” to each of the Proposals by taking three steps:

•	SIGNING the enclosed GREEN consent card,
•	DATING the enclosed GREEN consent card, and
•	MAILING the enclosed GREEN consent card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can give consent for your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to give consent either by toll-free telephone or by the Internet. You may also give consent by signing, dating and returning the enclosed GREEN consent card in the postage-paid envelope provided, and to ensure that your consent is given for your shares, you should also contact the person responsible for your account and give instructions for a GREEN consent card to be issued representing your shares.

After signing the enclosed GREEN consent card, DO NOT SIGN OR RETURN PGNX’S CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.

If you have previously signed and returned a WHITE consent revocation card to PGNX, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to PGNX by signing, dating and mailing the enclosed GREEN consent card in the postage-paid envelope provided or by giving consent by telephone or Internet. Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.

If you have any questions concerning this Consent Statement, would like to request additional copies of this Consent Statement or need help giving consent for your shares, please contact our consent solicitor:

If you have any questions regarding your GREEN consent card or need assistance in executing your proxy, please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (888) 785-6673

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

GREEN CONSENT CARD

CONSENT OF STOCKHOLDERS OF PROGENICS PHARMACEUTICALS, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY VELAN CAPITAL, L.P. AND THE OTHER PARTICIPANTS NAMED IN ITS CONSENT SOLICITATION (COLLECTIVELY, “VELAN”)

THE BOARD OF DIRECTORS OF PROGENICS PHARMACEUTICALS, INC.

IS NOT SOLICITING THIS CONSENT

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a stockholder of record of Progenics Pharmaceuticals, Inc. (the “Company”) on October 7, 2019 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.0013 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. VELAN RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-5.

1.	Repeal any provision of the By-Laws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect as of April 1, 2019 and were filed with the Securities and Exchange Commission on April 1, 2019.
☐	☐	☐
Consent	Against Consent	Abstain

2.	Remove without cause three members of the Company’s Board of Directors (the “Board”): Mark R. Baker, David A. Scheinberg and Nicole S. Williams and, in addition, any person (other than those elected by this Consent Solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after September 18, 2019 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective, including any director appointed or designated by the Board to fill any vacancy to be caused by the resignations of Peter Crowley and Michael Kishbauch, effective October 17, 2019.
☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS NOMINATED, ELECTED OR APPOINTED TO THE BOARD ON OR AFTER September 18, 2019 BUT PRIOR TO THE EFFECTIVE DATE OF THE PROPOSALS, CHECK THE “CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE DIRECTORS,” IN THE SPACE PROVIDED BELOW.

3.	Amend Article IV, Section 4.04 of the Bylaws, as set forth on Schedule III to the Consent Statement, to provide that when one or more directors shall resign from the Board, effective at a future date, either stockholders or a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies.
☐	☐	☐
Consent	Against Consent	Abstain

4.	Amend Article IV, Section 4.01 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to fix the size of the Board at seven members.
☐	☐	☐
Consent	Against Consent	Abstain

5.	Elect Velan’s five nominees: Gérard Ber, Eric J. Ende, Ann MacDougall, Heinz Mäusli and David W. Mims, to serve as directors of the Company until the Company’s 2020 annual meeting of stockholders and until their successors are duly elected and qualified (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).
☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 2.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY VELAN AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.